--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                AMENDMENT NO. 2
                                       TO

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                        PURSUANT TO SECTION 14(d)(4) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                            EFFICIENT NETWORKS, INC.
                           (Name of Subject Company)

                            EFFICIENT NETWORKS, INC.
                      (Name of Person(s) Filing Statement)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                  282056 10 0
                         (Cusip Number of Common Stock)

                                 Bruce W. Brown
                            Chief Executive Officer
                                4849 Alpha Road
                              Dallas, Texas 75244
                                 (972) 852-1000
          (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of The Person(s)
                               Filing Statement)

                               ----------------

                                With Copies To:

                             Michael Kennedy, Esq.
                             Adam R. Dolinko, Esq.
                             Shelly R. Dolev, Esq.
                       Wilson Sonsini Goodrich & Rosati,
                            Professional Corporation
                      One Market, Spear Tower, 33rd Floor
                        San Francisco, California 94105
                                 (415) 947-2000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               AMENDMENT NO. 2 TO
                                 SCHEDULE 14D-9

   This Amendment No. 2 ("Amendment No. 1") to Schedule 14D-9 amends the
Schedule 14D-9 filed with the Securities and Exchange Commission ("SEC") on March 2, 2001 (as amended the "Schedule 14D-9) by Efficient Networks, Inc., a Delaware corporation ("Efficient"), relating to the tender offer commenced by Memphis Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Siemens Corporation, a Delaware corporation ("Siemens") and an indirect wholly owned subsidiary of Siemens Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany ("Siemens AG"), on March 2, 2001 to purchase all of the outstanding shares of common stock, $0.001 par value, of Efficient, at a price of $23.50 per share, net to the sellers in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 2, 2001, and the related Letter of Transmittal disclosed in a Tender Offer Statement on Schedule TO, dated March 2, 2001, and filed with the Securities and Exchange Commission, as amended:

ITEM 8. Additional Information

   Item 8 of the Schedule 14D-9A is hereby amended to include the following:

   On March 12, 2001, Efficient was informed by the FTC that early termination of the waiting period under the HSR Act relating to the purchase of Shares pursuant to the Offer has been granted. The Offer remains conditioned upon, among other things, the expiration or termination of the applicable waiting period under the German Competition Act and any other applicable foreign antitrust law.

ITEM 9. Material To Be Filed As Exhibits

 Exhibit 17. Press Release dated March 14, 2001

                                       2